VIA FACSIMILE (202-772-9210)

AND EDGAR SUBMISSION

April 15, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Filed February 13, 2009

Form 10-Q for the Quarterly Period Ended August 31, 2008

Filed October 14, 2008

Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and

August 31, 2007

Filed January 14, 2008

File no. 0-27225

Dear Ms. Collins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the staff dated March 12, 2009 (the “Comment Letter”) regarding DigitalTown, Inc’s response letter dated February 13, 2009 in connection with the above referenced filings.

Form 10-K for the Fiscal Year Ended February 29, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results

of Operations

Liquidity and Capital Resources, page 7

1.

We refer to your response to our prior comment 5.  As sales of stock under subscription agreements provided a significant source of capital for the period being reported upon, you should discuss the stock subscription receivables due for each period covered by the report.  Further, you should clarify the extent to which the amounts received by DigitalTown in the applicable periods were the result of its participatory right in the proceeds of the resales by subscribers, indicate the dollar

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

amount of any “downside protection” provided to subscribers during the applicable periods and explain how the downside protection is conferred.  Please also tell us whether DigitalTown exercised its rights to charge up to 4% interest on the subscription amounts and, as applicable, describe the effect of any such charges.  In your response letter, provide the information sought by this comment on a quarterly basis for the quarters beginning January 1, 2006.

Response:

The terms of the subscription agreement indicate that payment is due, in full, in 60 months and that the Company, at 24 months can demand at its option, monthly 1/36 payments on the subscription agreement.  The Company has not demanded payments; therefore there are no payments due on a monthly or any other periodic basis.

The following table summarizes the total balance due from stock subscriptions, the amounts collected, the portion of the amount collected that pertained to the Company’s participatory right in the proceeds of the re-sales and the amount of “downside protection” provided:

Quarter Ended	Total Balance Due	Total Amount Collected	Participatory Rights in the Proceeds of the Re-sales Collected	Amount of Downside Protection Provided
February 28, 2006	$ 3,550,000	-	-	-
May 31, 2006	3,148,937	$ 401,063	-	-
August 31, 2006	3,122,937	26,000	-	-
November 30, 2006	2,984,720	138,217	-	-
February 28, 2007	2,947,470	37,250	-	-
May 31, 2007	2,795,501	151,969	-	-
August 31, 2007	2,379,470	416,031	-	-
November 30, 2007	5,130,220	499,250	-	-
February 29, 2008	5,030,795	99,425	-	-
May 31, 2008	4,919,162	111,632	-	-
August 31, 2008	4,708,562	210,600	-	-
November 30, 2008	4,616,963	91,600	-	-
February 28, 2009	4,506,963	110,000	-	-

The Company has not exercised its rights to charge up to 4% interest on the subscription amounts outstanding and the Company has provided no “downside protection” to the subscribers.  The “downside protection” included in the terms of the subscription agreements requires the Company to reimburse the subscription holder up to 30% of the $.75 purchase price, or $.225, if the market price of the stock is below $.75 when converted, the protection may be provided in additional shares if

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

necessary.  The subscription agreements do not define the term “when converted.”  The Company has taken the position that if at the time that a purchaser pays in full for the shares under a subscription agreement, the closing price of the shares of the Company’s stock are less than $.75, the shareholder would be entitled to up to 30% additional shares, depending on the trading share price.

2.

It appears that the shares issued during the most recently completed three-year period under subscription agreements (the 1.1 million shares to Tom Pomije) were not issued pursuant to a registration statement under the Securities Act of 1933.  However, we are unable to locate a Form 8-K reporting the unregistered securities sale.  Please provide your analysis in this respect and ensure you have submitted all required Forms 8-K.

Response:

Since the Company is a small business issuer, and the sale of stock of 1.1 million to Tom Pomije was less than 5% of the issued and outstanding stock of the Company at the time of sale, Item 3.02(b) of form 8-K is not required to be filed.

3.

We refer to your response to our prior comment 6 and reissue that comment as it relates to the nature of the arrangement between DigitalTown and the investors.  Specifically, please tell us about the arrangement with the initial purchasers of the stock subscription shares as it relates to the subsequent sales to the “other subscription holders” referenced in your response to our prior comment 6.  Please also tell us the exemption from registration relied upon by (i) DigitalTown in issuing the securities to the initial purchasers, and (ii) the initial purchasers in their sales of shares to the “other subscription holders.”  Explain the basis for your belief that the exemption relied upon in each case was available.

Response:

The Company sold stock, in which the purchasers had the option of paying in full for the shares, or pay for the shares over a period of time.  The shares were intended to be issued at the time of purchase and not after the full purchase price was paid.  If the purchasers were to resell the shares, the Company would be entitled to receive a larger per share purchase price, based on the resale price. The Company’s position is that the shares cannot be transferred or resold unless an exemption from registration is available to the original purchaser.  However, the Company has no control over the subsequent disposition of the shares.

The initial sales were made to family and friends of the officers and/or directors of the Company, and were made in reliance on Section 4(2) of the Securities Act of

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

1933, as a transaction by an issuer not involving a public offering.  All original purchasers were provided with information involving the purchase from an officer and director.  There was no public solicitation or advertising of any kind.

The nature of the arrangement between the Company and its investors as it pertains to the initial purchasers (the “sellers”) and the “other subscription holders” (the “purchasers”) is as follows:

•

The sellers initial subscription receivable due the Company for the shares that were sold ($.75 per share) was paid directly to the Company by the purchasers.

•

The remaining balance due to the sellers from the purchasers (the amount of the sales price in excess of $.75 per share) is being paid directly to the Company by the purchasers.  These payments have been applied to the seller’s remaining subscription receivable balance.

•

The Company’s share of the additional proceeds from these sales of $300,735 will be paid directly to the Company by the purchasers.

4.

Please tell us the names of the shareholders that sold the 827,092 shares to the “other subscription holders,” the names of the “other subscription holders” and whether any of the shareholders that purchased the 6,111,709 shares are broker dealers.

Response:

The following table shows the names of the shareholders that sold the 827,092 shares to the “other subscription holders”:

Shareholders
Deborah Forkins
Bryan Fredrickson
Nan Greenfield
Linda Johnson
Tom Johnson
Steve Lange
Sheila Moknes
Richard Palmer
Larry Voehl

The following table shows the names of the “other subscription holders” who purchased 650,479 of the 827,092 shares from the shareholders:

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Other Subscription Holders
Jerry Greenfield
Tom Pomije

There were also ten other non subscription holders who purchased 176,613 of the 827,092 subscribed shares from the shareholders.

There were no broker dealers who purchased any of the 6,111,709 shares.

5.

The “Confidential Binding Term Sheet” dated April 19, 2005 makes reference to the sale of convertible debentures, yet we can find no reference to these debentures in your filings or in your response letter dated February 13, 2009.  Please tell us whether convertible debentures were sold.

Response:

The Company did not sell any convertible debentures under the terms of the “Confidential Binding Term Sheet” dated April 19, 2005.

6.

Please tell us about the arrangement described under “Line Amount” in the  “Confidential Binding Term Sheet” dated April 19, 2005 pursuant to which it appears that the purchaser agreed to purchase up to $50,000 of DigitalTown securities after “free trading shares” were deposited into their account.  Please insure that your response includes a discussion of the basis on which you determined that the “free trading shares” you reference could be delivered to the purchaser in compliance with the Securities Act.  Provide corresponding information with respect to shares issued by DigitalTown under other term sheet drawdowns against the purchase commitments.

Response:

The only terms from the “Confidential Binding Term Sheet” dated April 19, 2005 that are applicable to the subscription agreements are described under “Final Pricing”.  The arrangement described under “Line Amount” in the “Confidential Binding Term Sheet” dated April 19, 2005 does not apply to the subscription agreements and no shares were delivered per these terms.  The Company has not issued any “free trading shares” that have not been registered.

7.

In your response letter, please tell us when the purchase price was paid in full with respect to the shares associated with each draw under the terms sheets for the subscription agreements.  Also, tell us when the related shares were resold by the subscriber.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Response:

The only terms from the “Confidential Binding Term Sheet” dated April 19, 2005 that are applicable to the subscription agreements are described under “Final Pricing”.  There were no payments with respect to the shares associated with the draws under the term sheets for the subscription agreements.

8.

In view of the actual and contingent interests of DigitalTown in the proceeds of any resales of shares issued pursuant to the subscription agreements, provide us with your reasoned analysis of whether those transactions constitute a primary distribution by the issuer.

Response:

The Company’s position is that the shares cannot be transferred or resold unless an exemption from registration is available to the original purchaser The Company does not believe that any subsequent re-sales constitute a primary distribution for the following reasons:  1) the Company had and has no control over whether any shares were or will be re-sold; 2) the Company had and has no control over the price for at which any shares might be resold; 3) the Company has only been informed after the fact when and if shares have been resold. There was no intention by the Company or any shareholder for a purchaser to re-distribute when the shares were originally sold.

Report of Management on Internal Control over Financial Reporting, page 11

9.

We refer to your response to our prior comment 8.  With regards to the weaknesses you label as “material weakness #1,” “material weakness #2” and “material weakness #3”, you state that there was no change in internal controls; however, you state that you implemented “controls” to remediate weaknesses (e.g., applying a more rigorous review of the quarterly close process, reconciling internal stock option registers, reviewing new stock option agreements with your CEO on a quarterly basis, etc.).  Please clarify how you determined there was no change in your internal controls in light of the fact that you indicate you implemented remedial measures.

Response:

The Company should have made the following disclosures:

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Form 10-Q for the Fiscal Quarter Ended May 31, 2008

Changes in Internal Controls over Financial Reporting

During the fiscal quarter ended May 31, 2008, management implemented the following controls and procedures to remediate their material weaknesses reported in the February 29, 2008 10-K filing;

Material weakness #1, #2 and #3;

•

Applying a more rigorous review of the quarterly close processes by the contract CFO to ensure that the performance of the control is evidenced through appropriate documentation which is consistently maintained.

Additional controls for material weakness #1;

•

Reconciliation of internal stock option register with new options expensed on a quarterly basis; and

•

Review of new stock option agreements with CEO and Chairman on a quarterly basis.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Changes in Internal Controls over Financial Reporting

During the fiscal quarter ended November 30, 2008, management implemented additional controls to remediate their material weaknesses;

Material weakness #1;

•

All new stock option agreements will be sequentially numbered; and

•

All new stock options granted will be documented in the board minutes including grantee, date of grant, number of options granted, exercise price, vesting terms, and length of agreement.

.Note 3.  Intangible Assets, page 32

10.

Please explain further the following as it relates to the information provided in your response to our prior comment 19:

•

You indicate that once the Company’s social networking portal is developed, the Company expects the domain names to generate future cash flows.  You further

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

indicate that the Company considers the demand for your domain names to be high, considering the increased internet traffic in the social networking area.  Considering the Company’s limited operating history, to date, it is unclear how you are able to support these representations.  Please explain in greater detail how you considered the effects of obsolescence, demand, competition, and other economic factors specific to your industry in determining that your domain names have indefinite useful lives.  Also, tell us how you considered these factors in concluding that your domain names will contribute to the Company’s cash flows for an indefinite period of time.

•

You also indicate that the fair value of the domain names is higher than the carrying value because of unsolicited offers to sell your domain names in excess of their carrying value and the fact that the Company’s market capitalization of $62.3 million at February 28, 2008 exceeded the carrying value of these assets.  Please explain further your impairment analysis and provide substantive evidence supporting your conclusion.  In this regard, tell us how you considered the nature and terms of the unsolicited offers to sell the domain names in your analysis.  Also, tell us if you perform your impairment analysis on an individual domain name basis.  If you analyze your domain names as a group or groups then tell us how you determine the appropriate groupings.

•

Please provide a list of your domain names and the values assigned to each.

Response:

The Company’s approximately 27,000 domain names are unique.  Competitors include  Takkle.com, TeamPages.com and MaxPreps.com which offer one facet of DigitalTown’s proposition.  No company has aggregated all school activity under one local banner, which is DigitalTown’s desire.

Having the ability to have all school activity under one local banner will attract significant numbers of users or traffic.  It is traffic which will allow us to generate revenues.  There are a number of examples of social networks that have generated large numbers of traffic.  Traffic managed properly through the search engines along with the addition of various advertisers participating in our sites should generate revenues.

The company’s short-term (over the next twelve months) needs for cash flow will be met through collections on the subscription agreements while minimizing expenses.  Also during the next twelve months, we will start our launch of monetization of our sites, which in 12 - 18 months we believe, should generate new cash flows.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

As to the fair value of the domains,  there are companies such as GoDaddy who sell domain names every day. For each of the approximately 27,000 domains names, the company has spent $20- $30 on retaining each domain.  Therefore individually there is not a significant investment in any domain.  Even though DigitalTown is not in the business of selling domain names, they receive offers on a regular basis to buy their domain names at amounts in excess of their investment on an individual basis.

Since the Company controls nearly all of the high school domain names in the U.S. and there is an insignificant investment on an individual basis, they value the group as a whole and not on an individual basis.  Therefore, we cannot provide a list of our domain names and the values assigned to each.

Form 10-K/A for the Fiscal Year Ended February 29, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

11.

We note your statement that your report contains “forward looking statements within the meaning of Section 27A…and Section 21E of the Securities Exchange Act of 1934 …” Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made by issuers of penny stock.  Please either:

•

delete any references to the safe harbors provided by the Litigation Reform Act; or

•

make clear, each time you refer to the safe harbors provided by Litigation Reform Act, that the safe harbor does not apply to issuers of penny stock.

Response:

In future filings, the Company will delete any reference to the safe harbors provided by the Litigation Reform Act.

Item 15.  Exhibits, Consolidated Financial Statement Schedules, page 18

12.

Please refile exhibits 10.1, 10.3, and 23.1 in legible form.  We note that you omitted portions of Exhibit 10.3 from your amendment—the form of term sheet referenced in section 1.F. of exhibit 10.3.  We will not object if you rely on Instruction 2 to Item

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

601 of Regulation S-K to provide information that varies among the term sheets in a schedule.

Response:

The Company will refile exhibits 10.1, 10.3, and 23.1 in legible form as part of its 10K filing for the year ended February 28, 20009.

Form 10-Q for the Quarter Ended August 31, 2008

Item 4.  Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures, page 17

13.

We refer to your response to our prior comment 20 and to the evaluation of your disclosure controls and procedures on page 17 in your Form 10-Q for the period ended November 30, 2008.  We note your statement that the chief executive officer and chief financial officer concluded that DigitalTown’s disclosure controls and procedures are effective “taking into account the limited number of employees.”  The intended meaning and effect of this qualification to the conclusion concerning the effectiveness of your disclosure controls and procedures is unclear.  Please unambiguously state whether the required executives concluded that your disclosure controls and procedures were effective.

Response:

The Company’s disclosure controls and procedures met all the requirements of Rule 13a-15(e) for the fiscal quarters ending May 31, 2008 and August 31, 2008.  We will incorporate the required language being requested by the SEC in our future 10-Q filings as noted below:

Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 10-Q, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective to ensure information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Additionally, our disclosure controls and procedures were also effective in ensuring information required to be disclosed in our Exchange Act reports is accumulated and communicated to our management, including our Chief Executive

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Officer and Chief Financial Officer to allow timely decisions regarding required disclosures.

14.

We refer to your response to our prior comment 21.  Your quarterly report for the period ended May 31, 2008 stated that there had been no significant changes that were likely to materially affect your internal controls, while your response seems to indicate that there had been significant changes that were likely to materially affect your internal controls.  We would expect future quarterly reports to clearly identify any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:

In future filings, the Company will comply with the Staff’s comments and clearly identify any change in its internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds, page 18

15.

We refer to your response to our prior comment 23.  In your response letter explain the factual basis upon which you base your conclusion that the exemption relied upon was available.

Response:

        The sales of securities for the quarter ending August 31, 2008, were sold pursuant to Section 4(2) of the Securities Act of 1933 to persons who had a prior working relationship with an officer and director, and who were provided with information involving the purchase from such an officer and director.  There was no public solicitation or advertising of any kind.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Forms 10-Q/A for the Quarter Period Ended May 31, 2007 and August 31, 2007

16.

We note your response to our prior comment 25 where you indicate that the Company did not file an Item 4.02 Form 8-K because the amendments were filed within four business days of management discovering the error.  Please note that an Item 4.02 Form 8-K must be filed within four business days of the event that triggered the filing obligation and that disclosing such information in a periodic report does not satisfy your reporting requirements.  Please see Question 101.01 to the Exchange Act Form 8-K Compliance and Disclosure Interpretation available on our website at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Response:

Duly noted.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Richard A. Pomije

Richard A. Pomije

Chairman

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP